Exhibit 99.1

No. 08/10

IAMGOLD FIRST QUARTER 2010 FINANCIAL RESULTS TO BE RELEASED
BEFORE MARKET OPENS ON MAY 6, 2010

Toronto, Ontario, April 12, 2010 – IAMGOLD Corporation will release first quarter 2010 financial results before the market opens Thursday, May 6th, 2010.

A conference call will be held on Thursday, May 6th, 2010 at 10:00 a.m. (Eastern Time) to provide highlights from this quarter.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 7140353#

A replay of this conference call will be available from 2:00pm May 6th to June 6th, 2010.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 262288#

A reminder that the Annual General Meeting of the Company’s shareholders will be held on Wednesday, May 19th, 2010 at 4:00p.m. (Eastern Time) at the St. Andrew’s Club and Conference Centre located at 150 King Street West, 16th floor.  Shareholders of record as at the close of business on April 13, 2010 are entitled to notice of, and to vote at, the meeting.

For further information please contact:

IAMGOLD Corporation:

Carol T. Banducci
Executive Vice President & Chief Financial Officer
Tel: 416 360 4710 Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.